EXHIBIT 99.2

               [THE DIALOG CORPORATION LETTERHEAD]

News Announcement
For Immediate Release

                      THE DIALOG CORPORATION APPOINTS
                 PATRICK SOMMERS AS CHIEF OPERATING OFFICER

New York, NY and Cary, NC - October 8, 1998: The Dialog Corporation plc (NASDAQ:DIALY), a leading provider of online information, today announced the appointment of Patrick Sommers, 51, to the new post of Chief Operating Officer and as member of Dialog's Board of Directors. The appointments are effective immediately.

Mr. Sommers will assume executive responsibility for all day-to-day operational matters and for the management and development of Dialog's worldwide operations. Reporting directly to President and Chief Executive Officer, Dan Wagner, Mr. Sommers will also assume responsibility for setting and achieving revenue and profit budgets. Additionally, he will manage those global corporate functions that are currently shared between all the other executive directors. Although he will be based at Dialog's Cary, North Carolina U.S. headquarters, it is expected that he will divide his time between Cary, Mountain View, CA and London.

Commenting on Mr. Sommers' appointment, Dan Wagner, President and Chief Executive Officer of Dialog, said, "We are delighted to have secured the services of Patrick Sommers, who brings to Dialog considerable experience of managing large organizations and of growing and developing technology-related businesses. Since the acquisition of Knight-Ridder Information in late 1997, we have been looking for someone with the necessary skills, experience and track record to work alongside us at the operational level, and we are delighted to have found someone of the caliber of Patrick Sommers. By taking over some of the day-to-day operational matters, he will enable me to dedicate more of my time to the continued strategic development of the business."

Patrick Sommers has considerable experience in database and knowledge-based industries and gained direct experience of the on-line information industry during his time with Dun & Bradstreet (NYSE:DNB). He joined D&B in 1969 and worked in both the international division and in the corporate center of the company until his appointment in 1986 as President of D&B Information Resources Inc.

He left D&B in 1990 and joined GTE Industry Services, an outsourcing company, as President, and in 1992 took up a similar position at Ceridian Employer Services, part of the information services and electronics group of Ceridian Corporation (NYSE:CEN) (formerly Control Data). Most recently he has been Chairman and Chief Executive of Medicus Systems Corporation, and over the past three years has been responsible for the successful restructuring and subsequent sale of this NASDAQ-listed healthcare technology software company.

The Dialog Corporation (http://www.dialog.com) is a leading provider of online information created by the merger of M.A.I.D plc and Knight-Ridder Information Inc. The Dialog Corporation brands include the DIALOG, DataStar and Profound range of products and services. These brands provide comprehensive, authoritative sources of information to professionals worldwide. The Dialog Corporation has world headquarters in London. Its American Depositary Shares (ADS) are traded on NASDAQ under the symbol "DIALY" with four Ordinary Shares comprising one ADS; its Ordinary Shares trade on the London Stock Exchange under the symbol "DLG."

                            #    #    #

Contacts:
Sara Parker, Corporate Communications       sara_parker@dialog.com
The Dialog Corporation plc                     011-44-171-930-6900

David C. Collins/Robert L. Rinderman -
   U.S. investors relations                         dialy@jcir.com
Jaffoni & Collins Incorporated                        212/835-8500

Courtney Darby/Sarah Clark -
   U.S. media contacts                     courtney@middleberg.com
Middleberg + Associates                               212/888-6610